SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Owens Corning

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690742101

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 690742101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (See Item 3 of this Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,009,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,009,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,009,813
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1        With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 138,638,931 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reported in the Issuer's Form 10-K for the year ended December 31, 2006, (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants, and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement.

CUSIP No. 690742101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (See Item 3 of this Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,801,999
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,801,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,801,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1               The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person was based upon the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reported in the Issuer's Form 10-K for the year ended December 31, 2006.

CUSIP No. 690742101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,811,812
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,811,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,811,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 138,638,931 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reported in the Issuer's Form 10-K for the year ended December 31, 2006, (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants, and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement.

CUSIP No. 690742101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,811,812
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,811,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,811,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 138,638,931 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reported in the Issuer's Form 10-K for the year ended December 31, 2006, (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants, and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement.

CUSIP No. 690742101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,811,812
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,811,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,811,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 138,638,931 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reported in the Issuer's Form 10-K for the year ended December 31, 2006, (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants, and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement.

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on November 13, 2006, and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, Oculus, DESCO LP, and DESCO LLC, collectively, the “ Reporting Persons”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (formerly Owens Corning (Reorganized) Inc., the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on November 13, 2006 (the “Original Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration

At the time of the filing of the Original Schedule 13D, the Reporting Person’s holdings were subject to certain contingencies under the Plan. As a result of certain adjustments under the Plan, the Reporting Persons’ holdings have been adjusted in the following manner: (i) the number of shares of Common Stock held by Laminar has been reduced from 14,274,734 shares to 14,274,682 shares, (ii) the number of shares of Common Stock underlying the Series A Warrants has been reduced from 984,815 shares to 975,706 shares, (iii) the number of shares of Common Stock underlying the Series B Warrants has been increased from 311,085 shares to 312,237 shares, and (iv) the exercisable and expiration dates of the short put and long call options in the Collar Agreement have been changed. The short put option, which obligated Laminar at the request of the Asbestos Trust to purchase from the Asbestos Trust 6,447,188 shares of Common Stock, expired on April 5, 2007. The long call option, which provides Laminar with the right to purchase 6,447,188 shares of Common Stock at $37.50 per share, will now expire on January 5, 2008.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-K for the fiscal year ended December 31, 2006, there were 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007. The 22,009,813 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 15.9% of the outstanding shares of Common Stock, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants and the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement. Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.

The 4,801,999 shares of Common Stock beneficially owned by Oculus (the “Oculus Shares” and, together with the Laminar Shares, the “Subject Shares”) represent approximately 3.7% of the 130,895,843 shares of Common Stock issued and outstanding as of March 12, 2007, as reflected in the Issuer’s Form 10-K for the fiscal year ended December 31, 2006. Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.

DESCO LP, as Laminar’s and Oculus’s investment adviser, and DESCO LLC, as Laminar’s and Oculus’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Subject Shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member
By:/s/_Eric Wepsic ______________________________ Name: Eric Wepsic Title: Managing Director
D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member
By:/s/_Eric Wepsic ______________________________ Name: Eric Wepsic Title: Managing Director
D. E. SHAW & Co., L.P.
By:/s/_Eric Wepsic ______________________________ Name: Eric Wepsic Title: Managing Director
D. E. SHAW & Co., L.L.C.
By:/s/_Eric Wepsic ______________________________ Name: Eric Wepsic Title: Managing Director
DAVID E. SHAW
By:/s/_Eric Wepsic ______________________________ Name: Eric Wepsic Title: Attorney-in-Fact for David E. Shaw*

* Power of Attorney previously filed.